Exhibit (a)(5)(v)

Truett-Hurst Contact:

Investor Relations

Phone: (707) 431-7020

Email: IR@truetthurst.com

Truett-Hurst Announces Final Results of Tender Offer

HEALDSBURG, CA — February 28, 2019 — Truett-Hurst, Inc. (NASDAQ: THST) today announced the final results of its self tender offer to purchase up to 1,000,000 shares of its Class A common stock, including shares issued upon exchange of limited liability company interests of its subsidiary H.D.D., LLC, or such lesser number of shares of its Class A common stock as are properly tendered and not properly withdrawn, at a price of $2.40 per share of Class A common stock, to the seller in cash, less any applicable withholding taxes and without interest, which expired at 12:00 midnight, New York City time, at the end of the day on February 22, 2019.

Based on the final count by American Stock Transfer & Trust Company, LLC, the depositary for the tender offer, after adjusting for conditional tenders, a total of 2,912,138 shares of the Company’s Class A common stock were properly tendered and not properly withdrawn. Because the tender offer was oversubscribed, only 1,000,000 of such shares were accepted from tendering stockholders. These shares were allocated on a pro rata basis (except that “odd lot” holders’ shares were purchased on a priority basis). The Company has been informed by the depositary that the proration factor for the tender offer is approximately 31.16%. The depositary will promptly issue payment for the shares accepted for purchase in the tender offer and return shares tendered in the tender offer but not accepted for purchase.

The aggregate purchase price for the shares purchased by the Company in the tender offer is $2,400,000 in cash, excluding fees and expenses relating to the tender offer. The purchased shares represent approximately 22% of the Company’s outstanding Class A common stock.

D.F. King & Co., Inc. acted as information agent for the tender offer. Stockholders with questions, or who would like to receive additional copies of the tender offer documents may call D.F. King at (888) 626-0988 (toll free) or email thst@dfking.com.

About Truett-Hurst, Inc.

Truett-Hurst, Inc. (NASDAQ: THST) is a holding company and its sole asset is the controlling equity interest in H.D.D. LLC, an innovative super-premium, ultra-premium and luxury wine sales, marketing and production company based in the acclaimed Dry Creek Valley of Sonoma County, California. Truett-Hurst, Inc. is headquartered in Healdsburg, California. For more information, visit Truett-Hurst’s website (www. truetthurst.com).

Additional Information and Where to Find It

This communication is for informational purposes only. This communication is not a recommendation to buy or sell Truett-Hurst common stock or any other securities, and it is neither an offer to purchase nor a solicitation of an offer to sell Truett-Hurst common stock or any other securities. Truett-Hurst has filed a tender offer statement on Schedule TO, including an offer to purchase, letter of transmittal and related materials, with the United States Securities and Exchange Commission (the “SEC”). The tender offer is made pursuant to the offer to purchase, letter of transmittal and related materials filed as a part of the Schedule TO, in each case as amended from time to time. Stockholders should read carefully the offer to purchase, letter of transmittal and related materials, as filed and as may be amended from time to time, because they contain important information, including the various terms of, and conditions to, the tender offer. Stockholders are able to obtain a free copy of the tender offer statement on Schedule TO, the offer to purchase, letter of transmittal and other documents that Truett-Hurst has filed with the SEC at the SEC’s website at www.sec.gov or from Truett-Hurst’s website at www.truetthurst.com. In addition, free copies of these documents may be obtained by contacting D.F. King & Co., Inc., the information agent for the tender offer, toll free at (888) 626-0988.